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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Silicon Graphics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

827056409

(CUSIP Number)

Erin C. Ross

Watershed Asset Management, L.L.C.

One Maritime Plaza, Suite 1525

San Francisco, California 94111

(415) 391-8900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

( The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 10 Pages

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)          (a) [ ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 259,591
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 259,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 10 Pages

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)          (a) [ ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 869,129
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 869,129
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 10 Pages

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Asset Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)          (a) [ ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,505,858
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,505,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,505,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 10 Pages

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WS Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)          (a) [ ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,128,720
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,128,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 10 Pages

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridee A. Moore
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)          (a) [ ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,505,858
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,505,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,505,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 10 Pages

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on October 27, 2006 (collectively, with all amendments thereto, the “Schedule 13D”).

Item 4. Purpose Of The Transactions

Item 4 of the Schedule 13D is supplemented to report the following:

Kevin D. Katari, a managing member of the General Partner and the Management Company, resigned from his position as Chairman of the Company’s Board of Directors effective August 27, 2008.

Since the date of the Reporting Persons’ initial Schedule 13D the Reporting Persons have not acquired or disposed of beneficial ownership of any Shares. The Reporting Persons also continue to be lenders under the Company’s Senior Secured Credit Agreement dated as of October 17, 2006 (the Loan Agreement), by and among the Company, the guarantors named therein and the lenders parties thereto from time to time.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities and/or other considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

Also, the Reporting Persons may engage in communications with one or more of the Company’s shareholders, officers, directors and/or lenders under the Loan Agreement, financial, legal or other advisers and/or potential investors, regarding, without limitation, the Company’s operations and capitalization and potential strategies to increase the value of the Reporting Persons’ investments in the Company. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Funds

Page 7 of 10 Pages

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 11,582,057 Shares outstanding as of April 25, 2008, as reported in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on May 7, 2008.

(c)	There have been no purchases or sales of Shares by the Funds in the past 60 days.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)	Not applicable.

(b)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)	There have been no purchases or sales by the Management Company on behalf of Watershed Offshore in the past 60 days.

For information regarding transactions by the Management Company on behalf of the Funds, see Item 5(a) above.

(d)

The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Watershed Offshore and the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the Management Company.

(e)	Not applicable.

(c)	The General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference.

(c)	None.

Page 8 of 10 Pages

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)	Not applicable.

(d)	The Individual Reporting Person

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Watershed Offshore and the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)	Not applicable.

The Shares reported hereby for the Funds are owned directly by the Funds and those reported by the Management Company on behalf of Watershed Offshore are owned directly by Watershed Offshore. The General Partner, as general partner to the Funds, may be deemed to be the beneficial owner of all such Shares owned by the Funds. The Management Company, as investment adviser to Watershed Offshore and the Funds, may be deemed to be the beneficial owner of all such Shares owned by Watershed Offshore and the Funds, respectively. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all such Shares owned by the Funds and Watershed Offshore. Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2008

/s/ Meridee A. Moore

WS PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

WATERSHED CAPITAL PARTNERS, L.P. and

WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.,

By Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

WATERSHED ASSET MANAGEMENT, L.L.C.

By Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

Meridee A. Moore

Page 10 of 10 Pages